Schedule 13G
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1

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CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  Ralph E. Heyman, individually, and
                              as Trustee under various trusts
Item 2:   (b) Disclaims membership in a group
Item 3:
Item 4:   United States
Item 5:   383,725
Item 6:   0
Item 7:   383,725
Item 8:   0
Item 9:   383,725
Item 10:
Item 11:  8.1%
Item 12:  IN/00

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Item 1.

     (a)  Name of Issuer

          The Sportsman's Guide, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          411 Farwell Avenue, South St. Paul, MN 55075

Item 2.

     (a)  Name of Person Filing

          This statement is filed by Ralph E. Heyman, Esq. who previously filed on Schedule 13D to report his beneficial ownership of common shares of the issuer and by this filing is amending the Schedule 13D to reflect that in market transactions on December 28, 1998, Ralph E. Heyman, individually, sold 1,000 shares of the issuer at $7.75 per share and as Trustee under various trusts, sold 17,000 shares of the issuer at $7.75 per share.

     (b)  Address of Principal Business Office

          1100 Courthouse Plaza S.W., Dayton, OH 45402

     (c)  Citizenship

          United States

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          848907 20 1

Item 3. If this statement is filled pursuant to Secions 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

     (a)  Amount Beneficially Owned

          383,725

     (b)  Percent of Class

          8.1%

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    (c)  Number of Shares as to which the Person has:

          (i)   Sole power to vote or to direct the vote

                Ralph E. Heyman, individually, has sole power to vote 1,000 shares of Common Stock and as Trustee under various trusts, has sole power to vote
                382,725 shares of Common Stock.

          (ii)  Shared power to vote or to direct the vote

                0

          (iii) Sole power to dispose or to direct the disposition of

                Ralph E. Heyman, individually, has sole power to dispose of 1,000 shares of Common Stock and as Trustee under various trusts, has sole power to dispose of 382,725 shares of Common Stock.

          (iv)  Shared power to dispose or to direct the disposition of

                0

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent
          Holding Company

          Not applicable

Item 8.   Identification and Classification of Members of the Group

          Not applicable

Item 9.   Notice of Dissolution of Group

          Not applicable
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Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              RALPH E. HEYMAN

                              Ralph E. Heyman, individually and
                              as Trustee

Date: January 19, 1999